UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40885

Learn CW Investment Corporation
(Exact name of registrant as specified in its charter)

11755 Wilshire Blvd., Suite 2320
Los Angeles, California 90025

(617) 548-4748
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each comprised of one Class A ordinary share, par value $0.0001 per share, and one-half of one redeemable warrant
 Class A ordinary shares, par value $0.0001 per share
Warrants, each whole warrant exercisable for one Class A ordinary share, par value $0.0001 per share, at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Units: 0*
Class A Ordinary Shares (now common stock, par value $0.0001 per share): 1*
Warrants: 0*

* On October 2, 2024 (the “Closing Date”), Learn CW Investment Corporation, a Cayman Islands exempted company (both prior to and after the Closing Date, “Learn CW”) and Innventure LLC, a Delaware limited liability company, consummated a business combination (the “business combination”) with Learn SPAC HoldCo, Inc., a Delaware corporation and direct, wholly-owned subsidiary of Learn CW (“Holdco”), LCW Merger Sub, Inc., a Delaware corporation and direct, wholly-owned subsidiary of Holdco, and Innventure Merger Sub, LLC, a Delaware limited liability company and direct, wholly-owned subsidiary of Holdco.  Following the closing of the business combination, each of Learn CW and Innventure LLC became subsidiaries of Holdco, and Holdco became a publicly traded company.  At the closing of the business combination, Holdco changed its name to “Innventure, Inc.” (“Innventure”).

As part of the business combination and pursuant to the Warrant Assumption Agreement, dated October 2, 2024, by and among Holdco, Learn CW and the warrant agent, Learn CW’s warrants, pursuant to their terms under that certain Warrant Agreement, dated as of October 12, 2021, between Learn CW and the warrant agent (the “Existing Warrant Agreement”), were exchanged for warrants to purchase, subject to substantially the same terms and conditions as the Existing Warrant Agreement, the number of shares of Innventure’s common stock, par value $0.0001 per share, equal to the number of Learn CW’s Class A ordinary shares, par value $0.0001 per share, for which Learn CW’s warrant would have been exercisable.

Subsequent to the business combination, Learn CW de-registered in the Cayman Islands pursuant to Article 47 of the Articles of Association of Learn CW and registered by way of continuation as a corporation in the State of Delaware. Innventure is Learn CW’s sole shareholder.

Pursuant to the requirements of the Securities Exchange Act of 1934, Learn CW Investment Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LEARN CW INVESTMENT CORPORATION

Date:	November 8, 2024	By:	/s/ David Yablunosky
		Name:	David Yablunosky
		Title:	President